                                 Supplement to
                           Offer to Purchase for Cash
              Up to 22,500 Assigned Limited Partnership Interests
                                       in
                   Scottsdale Land Trust Limited Partnership
                                      for
                               $400 Net Per Unit
                                       by
                            SV Fairfield II, L.L.C.

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         THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE
         AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JANUARY 10, 1997
                         UNLESS THE OFFER IS EXTENDED.

                                   IMPORTANT

        SV Fairfield II, L.L.C., a Connecticut limited liability company (the "Purchaser"), hereby supplements and amends its offer to purchase up to 22,500 of the outstanding units of assigned limited partnership interests ("Units") in Scottsdale Land Trust Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $400 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 1996, as amended by this Supplement, and in the related Assignment of Limited Partnership Units (which, together with any supplements or amendments, collectively constitute the "Offer"). The Purchaser is an affiliate of Starwood Capital Group, L.L.C. and is not affiliated with FFCA Management Company Limited Partnership, the general partner of the Partnership (the "General Partner"). Unless the context otherwise requires, capitalized terms used in this Supplement but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

        Unitholders are urged to consider the following factors:

        * No independent person has been retained by the Purchaser to evaluate or render an opinion with respect to the Purchase Price. The Purchase Price could be substantially less than the net proceeds that could be realized from a current sale of the Partnership's assets or that may be realized upon a future liquidation of the Partnership. In addition, the General Partner provided the Unitholders with a third party estimate, as of December 31, 1995, that the indicated value per Unit investment was $846.00 per Unit (the "Third Party Estimate"), before distributions of $76.51 per Unit during 1996. The Third Party Estimate does not necessarily reflect the fair market value of a Unit, which may be higher or lower depending on several factors, including liquidity of the Units and external economic and market factors. The Third Party Estimate also does not reflect the amount which a Unitholder would ultimately receive if the Partnership were liquidated. Such amount would likely be affected by several factors, including the time required to effect a liquidation of the Partnership's assets, the costs of effectuating such a liquidation and the ability of the Partnership to realize the full value of its assets as reflected in the Third Party Estimate. The Purchaser makes



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            no representation and expresses no opinion as to the fairness or adequacy of the Purchase Price.

        * If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to direct the vote with respect to those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Partnership Agreement and removal and replacement of the General Partner.

        * The Purchaser is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of Unitholders to sell their Units at a high price.

        * Consummation of the Offer may limit the ability of Unitholders to dispose of Units during the twelve-month period following completion of the Offer.

        Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement and the Assignment of Limited Partnership Units may be directed to the Information Agent/Depositary at the telephone number set forth below. No soliciting dealer fees or other payments to brokers for tenders are being paid by the Purchaser.

                         -----------------------------

          For More Information or for Further Assistance Please Call:
                             The Herman Group, Inc.
                                 (800) 992-6211


December 18, 1996

















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                                   THE OFFER

        Section 1. Terms of the Offer; Expiration Date; Proration.

        Section 1 of the Offer to Purchase is hereby supplemented and amended as follows:

        For purposes of the Offer, the term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, January 10, 1997, unless the Purchaser in its sole discretion shall have further extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as further extended by the Purchaser, shall expire.

        Section 14. Conditions of the Offer.

        Section 14 of the Offer to Purchase is hereby supplemented and amended as follows:

        Notwithstanding anything to the contrary set forth in this Section 14, all conditions set forth in this Section 14 must be satisfied or waived prior to the Expiration Date, except for those conditions concerning regulatory approval.


                                                        SV FAIRFIELD II, L.L.C.

December 18, 1996